UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to __________

Commission file number 001-15169

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The Perficient, Inc. 401(k) Employee Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Perficient, Inc.
555 Maryville University Drive, Suite 600
Saint Louis, Missouri 63141

The Perficient, Inc. 401(k) Employee Savings Plan
Financial Statements and Supplemental Schedules
Years ended December 31, 2015 and 2014

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-7

Supplemental Schedule*

Schedule of Assets (Held at End of Year)	8

Signatures	9

Exhibit Index	10

* Other schedules required by 29 C.F.R. § 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To Administrative Committee and Administrator of
The Perficient, Inc. 401(k) Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Perficient, Inc. 401(k) Employee Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Perficient, Inc. 401(k) Employee Savings Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of The Perficient, Inc. 401(k) Employee Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Brown Smith Wallace, LLP

St. Louis, Missouri
June 16, 2016

The Perficient, Inc. 401(k) Employee Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2015 and 2014
(in thousands)

	2015	2014

Investments at fair value (Note 3)	$111,892	$107,751
Receivables:
Notes receivable from participants	1,461	1,318
Participant and employer contributions	3	-
Total receivables	1,464	1,318
Net assets available for benefits	$113,356	$109,069

The accompanying notes are an integral part of these financial statements.

The Perficient, Inc. 401(k) Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2015
(in thousands)

Additions to net assets attributed to:
Contributions:
Participant	$14,570
Employer	4,103
Rollover	2,946
Total contributions	21,619

Net depreciation in fair value of investments	(2,085)
Interest and dividend investment income	722
Interest – notes receivable from participants	69
Total additions	20,325

Deductions from net assets attributed to:
Benefits paid to participants	15,797
Administrative expenses	241
Total deductions	16,038

Net increase	4,287

Net assets available for benefits at beginning of year	109,069

Net assets available for benefits at end of year	$113,356

The accompanying notes are an integral part of these financial statements.

The Perficient, Inc. 401(k) Employee Savings Plan
Notes to Financial Statements

1.	Description of Plan

The following description of The Perficient, Inc. 401(k) Employee Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time United States employees of Perficient, Inc. (the “Company”) who are age 21 or older, except any employee that is a non-resident alien with no U.S. source income.  Employees may participate in the Plan on the first day of the month on or after they are determined to meet these conditions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company’s current record keeper is Transamerica Retirement Services (“Transamerica”), which is a part of the Aegon group.

Contributions

For 2015, participants could contribute from a percentage of their pre-tax annual compensation to any of the investment funds up to a maximum of $18,000, subject to the Internal Revenue Code of 1986, as amended (the “Code”).  Participants who had attained age 50 before the end of the year were eligible to make catch-up contributions of an additional $6,000.  Participants could also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Company made matching contributions of 50% (25% in cash and 25% in Company common stock) of the first 6% of eligible compensation deferred by the participant. The Company made matching contributions of $1.9 million in Company common stock during 2015.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of the  Plan earnings and administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. The Company contributions plus earnings thereon vest based on years of service as follows:

Years of Service	Non-forfeitable Percentage
Less than 1	0
1	33
2	66
3 or more	100

Notes Receivable from Participants

Upon written application of a participant, the Plan may make a loan to the participant.  Participants may borrow no less than $1,000 and no greater than the lesser of (i) 50% of the participant’s vested account balance, or (ii) $50,000.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local rates for similar plans.  Loans are amortized over a maximum of 60 months unless used to purchase the participant’s principal residence. Repayment is made through payroll deductions.  Participant loans are measured at the unpaid principal balance plus any accrued but unpaid interest.  Participant loans outstanding were $1.5 million and $1.3 million as of December 31, 2015 and 2014, respectively.

Payment of Benefits

Participants are entitled to receive benefit payments at the normal retirement age of 65, participant’s death or disability, in the event of termination, or if the participant reaches age 70½ while still employed.  Benefits may be paid in a lump-sum distribution or installment payments.

Forfeitures

As of December 31, 2015 and 2014, all forfeitures were utilized to offset employer contributions, in accordance with the Plan provisions.  During the year ended December 31, 2015, employer contributions were reduced by forfeitures of $0.3 million, which included account balances forfeited during the year.

Participant-Directed Investments

All assets of the Plan are participant-directed investments. Participants have the option of directing their account balance to one or more different investment options.  The investment options include various mutual funds, collective trusts and Company common stock.  See Note 3 for additional quantitative disclosures.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan’s Administrative committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and custodians. See Note 3 for discussion of fair value measurement.

Purchases and sales of investments and realized gains and losses are accounted for on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.  Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain operating expenses of maintaining the Plan are paid by the Company.  Administrative expenses for participant-directed transactions and record-keeping fees are paid by the Plan.

Adoption of New Accounting Standards

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent). ASU No. 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU No. 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU No. 2015-07 is effective for public business entities for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. The Company has elected to early adopt ASU No. 2015-07 retrospectively as of January 1, 2015 in order to simplify its disclosures.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully-benefit responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. ASU No. 2015-12 is effective for public business entities for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. The Company has elected to early adopt Parts I and II retrospectively as of January1, 2015 in order to simplify its financial statements and related disclosures.

3.	Fair Value Measurements

Accounting Standards Codification (“ASC”) Topic 820 provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.
•
Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2015 and 2014.

Cash and temporary investments

The carrying value of cash equivalents approximates fair value as maturities are less than three months and measured at fair value using observable inputs in an active market and therefore are classified as Level 1.

Mutual Funds

Mutual funds available for investment in the Plan are valued at quoted prices available in an active market and are classified within Level 1 of the valuation hierarchy.

Collective Trusts

The Plan’s investment options are structured as commingled pools, or funds—this encompasses the target retirement funds, risk-based funds (conservative, moderate, moderately conservative, moderately aggressive and aggressive), and the stable value fund. These funds are comprised of other broad asset category types, such as common and preferred stock, debt securities, and cash and temporary investments.  These investment options are valued at the net asset value of the units of the individual collective trust.  The net asset value, as provided by the trustee, is used as a practical expedient to estimate fair value.  The Plan’s collective trust investments may be redeemed on a daily basis.  The Plan’s stable value fund has a twelve month redemption notice period.  Irrespective of the underlying securities that comprise these collective funds, the funds themselves lack a formal listed market or publicly available quotes.

Common Stock

Company common stock is valued at the closing price reported on the Nasdaq Global Select Market and is classified within Level 1 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value (in thousands):

	As of December 31, 2015
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Mutual funds	$46,600	--	--	$46,600
Company common stock	11,813	--	--	11,813
Cash held by Plan	--	--	--	--
Total assets in the fair value hierarchy	$58,413	--	--	58,413
Investments measured at net asset value (a)				53,479
Investments at fair value				$111,892

	As of December 31, 2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Mutual funds	$45,727	--	--	$45,727
Company common stock	12,200	--	--	12,200
Cash held by Plan	5	--	--	5
Total assets in the fair value hierarchy	$57,932	--	--	57,932
Investments measured at net asset value (a)				49,819
Investments at fair value				$107,751

(a) In accordance with ASC Subtopic 820-10, Fair Value Measurements and Disclosures – Overall, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of assets available for benefits.

Gains and losses (realized and unrealized) included in changes in net assets for the periods above are reported in net depreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

Investments Measured at Fair Value Using Net Asset Value per Share

The following table summarizes investments valued at fair value (in thousands) based on net asset value per unit as of December 31, 2015 and 2014:

	Fair Value
Investment Name	2015	2014	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
IR&M Core Bond Collective Fund	$4,010	$4,244	-	Daily	12 months
Retirement Advocate Aggressive Fund	439	367	-	Daily	None
Retirement Advocate Conservative Fund	1,625	1,657	-	Daily	None
Retirement Advocate Moderate Fund	1,636	1,820	-	Daily	None
Retirement Advocate Moderately Aggressive Fund	277	272	-	Daily	None
Retirement Advocate Moderately Conservative Fund	135	129	-	Daily	None
Schwab Indexed Retirement 2010 I	277	277	-	Daily	None
Schwab Indexed Retirement 2015 I	517	406	-	Daily	None
Schwab Indexed Retirement 2020 I	2,318	2,450	-	Daily	None
Schwab Indexed Retirement 2025 I	2,562	3,097	-	Daily	None
Schwab Indexed Retirement 2030 I	8,015	8,988	-	Daily	None
Schwab Indexed Retirement 2035 I	4,804	3,942	-	Daily	None
Schwab Indexed Retirement 2040 I	9,739	8,280	-	Daily	None
Schwab Indexed Retirement 2045 I	5,108	3,920	-	Daily	None
Schwab Indexed Retirement 2050 I	4,618	3,789	-	Daily	None
Schwab Indexed Retirement 2055 I	722	275	-	Daily	None
Wells Fargo Stable Value Fund C	6,677	5,906	-	Daily	12 months
Total	$53,479	$49,819

4.	Related Party Transactions

As of December 31, 2015 and 2014, the Plan held 676,565 and 646,527 shares, respectively, of Company common stock.  Total outstanding Company common stock as of December 31, 2015, was 34,394,412 shares.

During the year ended December 31, 2015, the Plan had the following transactions involving Company common stock (in thousands, except share information):

Shares purchased	106,194
Shares sold	76,156
Cost of shares purchased	$1,934
Cost of shares sold	$1,503
Net gain from shares sold	$621

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their employer contributions.

6.	Income Tax Status

The Plan administrator has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions.

The Internal Revenue Service has determined and informed the Company by an opinion letter dated March 31, 2014, that the Plan is established in accordance with applicable sections of the Code, and therefore, the Plan qualifies as tax-exempt under Section 401(a) of the Code. Although the Plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed and operating in compliance with applicable Code requirements and, therefore, believe the Plan is qualified, and the related trust is tax-exempt.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Supplemental Schedule

The Perficient, Inc. 401(k) Employee Savings Plan
FEIN: 74-2853258; Plan No. 001
Schedule of Assets (Held at End of Year)
December 31, 2015

Form 5500, Schedule H, Part IV, Line 4(i)

(a)	(b) Identity of Issuer	(c) Description	(d) Cost		(e) Current Value
					(in thousands)
*	State Street Bank & Trust Co.	Cash reserve account		**	$-
	American Beacon Small Cap Value Instl	Mutual fund		**	1,919
	American Funds:
	EuroPacific Growth R6	Mutual fund		**	5,548
	Growth Fund of America R6	Mutual fund		**	7,099
	Dodge and Cox Income	Mutual fund		**	4,510
	ING Voya Global Real Estate I	Mutual fund		**	1,346
	JPMorgan Mid Cap Value Instl	Mutual fund		**	3,065
	Oak Ridge Small Cap Growth K	Mutual fund		**	918
	Oakmark International Small Cap I	Mutual fund		**	685
	Prudential Jennison Mid Cap Growth Q	Mutual fund		**	1,287
	Touchstone Emerging Markets Equity Instl	Mutual fund		**	418
	Vanguard:
	500 Index Admiral	Mutual fund		**	10,684
	Mid Cap Index Admiral	Mutual fund		**	5,035
	Small Cap Index Admiral	Mutual fund		**	4,086
	Total mutual funds				46,600
	IR&M Core Bond Collective Fund	Collective trust		**	4,010
	Retirement Advocate:
*	Aggressive Fund	Collective trust		**	439
*	Conservative Fund	Collective trust		**	1,625
*	Moderate Fund	Collective trust		**	1,636
*	Moderately Aggressive Fund	Collective trust		**	277
*	Moderately Conservative Fund	Collective trust		**	135
	Schwab:
	Indexed Retirement 2010 I	Collective trust		**	277
	Indexed Retirement 2015 I	Collective trust		**	517
	Indexed Retirement 2020 I	Collective trust		**	2,318
	Indexed Retirement 2025 I	Collective trust		**	2,562
	Indexed Retirement 2030 I	Collective trust		**	8,015
	Indexed Retirement 2035 I	Collective trust		**	4,804
	Indexed Retirement 2040 I	Collective trust		**	9,739
	Indexed Retirement 2045 I	Collective trust		**	5,108
	Indexed Retirement 2050 I	Collective trust		**	4,618
	Indexed Retirement 2055 I	Collective trust		**	722
	Wells Fargo Stable Value Fund C	Collective trust		**	6,677
	Total collective trusts			**	53,479
*	Perficient, Inc.	Employer securities		**	11,813
*	Notes receivable from participants	Interest rate of 5.25 – 8.25%
		maturing through November, 2020		-	1,461
	Total				$113,353

*    Party-in-interest transaction considered exempt by the Department of Labor.
** Cost omitted for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Perficient, Inc. 401(k) Employee Savings Plan

Date: June 16, 2016	/s/ Paul E. Martin
Paul E. Martin
Chief Financial Officer

EXHIBITS INDEX

Exhibit Number	Description
23.1	Consent of Brown Smith Wallace, LLP